                                                              PAGE 1 OF 32 PAGES


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                             AmeriGas Partners, L.P.
                                (Name of Issuer)

              Common Units, representing limited partner interests
                         (Title of Class of Securities)

                                   030975 10 6
                                 (CUSIP Number)

              Brendan P. Bovaird, Vice President & General Counsel
                UGI Corporation, P.O. Box 858, 460 No. Gulph Road
                      Valley Forge, PA 19482 (610) 337-1000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 18, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              PAGE 2 OF 32 PAGES

                                  SCHEDULE 13D

CUSIP No.  030975 10 6

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      UGI Corporation ("UGI")
      IRS Employer Identification No. 23-2668356
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /_/
                                                                     (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

      / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
      NUMBER OF
        UNITS                      14,283,932
                             ---------------------------------------------------
                             8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                     NONE
                             ---------------------------------------------------
        EACH                 9     SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                       14,283,932
                             ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,283,932
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 3 OF 32 PAGES

                                  SCHEDULE 13D
CUSIP No.  030975 10 6

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AmeriGas, Inc. ("AI")
      IRS Employer Identification No. 23-2716858
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /_/
                                                                     (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

      / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
      NUMBER OF
        UNITS                      14,283,932
                             ---------------------------------------------------
                             8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                     NONE
                             ---------------------------------------------------
        EACH                 9     SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                       14,283,932
                             ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,283,932
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 4 OF 32 PAGES

                                  SCHEDULE 13D
CUSIP No.  030975 10 6

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AmeriGas Propane, Inc. ("API")
      IRS Employer Identification No. 23-2786294
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /_/
                                                                     (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

      / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
      NUMBER OF
        UNITS                      14,283,932
                             ---------------------------------------------------
                             8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                     NONE
                             ---------------------------------------------------
        EACH                 9     SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                       14,283,932
                             ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,283,932
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 5 OF 32 PAGES

                                  SCHEDULE 13D
CUSIP No.  030975 10 6

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Petrolane Incorporated ("Petrolane")
      IRS Employer Identification No. 23-2822807
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /_/
                                                                     (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

      / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
      NUMBER OF
        UNITS                      7,839,911
                             ---------------------------------------------------
                             8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                     NONE
                             ---------------------------------------------------
        EACH                 9     SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                       7,839,911
                             ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,839,911
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 6 OF 32 PAGES

         The response to each Item of this Schedule 13D and each separate Reporting Person provides information relevant to other Schedule 13D Items and other Reporting Persons, which information is incorporated by reference into all other Items in this Schedule 13D.

Item 1.  Security and Issuer.
         Common Units representing limited partner interests ("Common Units") AmeriGas Partners, L.P. ("Partnership")
         P.O. Box 965
         Valley Forge, PA  19482

Item 2.  Identity and Background.

         Name:    UGI Corporation ("UGI"), a Pennsylvania corporation

         Residence or business address:
         P.O. Box 858, Valley Forge, PA  19482

         Present principal business:

         UGI is a holding company that operates propane distribution, gas and electric utility and energy marketing businesses through subsidiaries. UGI, through its subsidiaries which have joined in filing this Schedule 13D, is the majority owner of the Partnership, which conducts the nation's largest retail propane distribution business. The Partnership's sole general partner is a wholly-owned subsidiary of UGI, AmeriGas Propane, Inc. UGI's utility business is conducted through UGI Utilities, Inc., which owns and operates natural gas distribution and electric utilities in Pennsylvania. UGI Enterprises, Inc., another subsidiary, conducts a retail gas and electric marketing business and is engaged in two international joint ventures.

         During the last five years, UGI has not been convicted in a criminal proceeding. During the last five years, UGI has not been a party to a civil proceeding the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         The information required by Item 2 with respect to the directors and executive officers of UGI is set forth in Annex 2 to this Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         In connection with the formation and initial public offering of the Partnership in 1995, certain indirect wholly-owned subsidiaries of UGI contributed assets to the Partnership's operating partnership subsidiary in exchange for limited partnership interests in such subsidiary and then exchanged such interests for Common Units and Subordinated Units of the Partnership. The effect of this transaction was to subdivide UGI's preexisting 99% limited partnership interest in the Partnership into Common Units and Subordinated Units. The Subordinated Units also represented limited partnership interests in the Partnership. In accordance with the terms of the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), on May 18, 1999, 9,891,074 Subordinated Units held by AmeriGas Propane, Inc. and Petrolane Incorporated, indirect wholly-owned subsidiaries of UGI, converted into Common Units automatically, without any action on the part of the holders of the Subordinated Units, based on the achievement of certain historical and projected cash generation based requirements.

         The information required by Item 3 with respect to the directors and executive officers of UGI is set forth in Annex 3 to this Schedule 13D.

                                                              PAGE 7 OF 32 PAGES

Item 4.  Purpose of Transaction.

         UGI has been the beneficial owner of a majority ownership interest in AmeriGas Partners, L.P. since its formation. AmeriGas Propane, Inc., an indirect wholly-owned subsidiary of UGI, is the sole General Partner of the Partnership. The General Partner conducts, directs and manages the activities of the Partnership. Except for the conversion of its Subordinated Units to Common Units at the end of the Subordination Period pursuant to the Partnership Agreement, neither UGI nor any director or executive officer of UGI has at this time any plans or proposals with respect to the Partnership as described in Item 4(a)-(j) of Schedule 13D. The Common Units beneficially owned by the directors and executive officers of UGI as set forth herein were purchased for investment. Subject to availability, price and applicable laws and regulations, UGI, its subsidiaries, and each director and executive officer of UGI, may purchase or otherwise acquire additional Common Units or other securities of the Partnership or may sell or otherwise dispose of any or all of such securities now owned or hereafter acquired on such terms and at such prices as each of them may from time to time determine.

Item 5.  Interest in Securities of the Issuer.

         UGI beneficially owns 14,283,932 Common Units, constituting approximately 44.5% of the outstanding class of Common Units.

         UGI has sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of, the Common Units beneficially owned by it and described herein.

         On May 18, 1999, 9,891,074 Subordinated Units held by indirect wholly-owned subsidiaries of UGI converted into Common Units automatically, without any action on the part of the holders of such Units, in accordance with the terms of the Partnership Agreement. The conversion was based on the achievement of certain historical and projected cash generation based requirements.

         The information required by Item 5 with respect to the directors and executive officers of UGI is set forth in Annex 3 to this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Partnership Agreement - Conversion of Subordinated Units

         In addition to UGI's beneficial ownership of Common Units, UGI continues to indirectly beneficially own 9,891,072 Subordinated Units. The Subordinated Units are eligible to convert to Common Units on the first day after the record date for the quarterly distribution to Common Unit holders for any quarter ending on or after March 31, 2000 in respect of which certain historical cash generation based requirements are met.

                                                              PAGE 8 OF 32 PAGES

Item 1.  Security and Issuer.
         Common Units representing limited partner interests ("Common Units") AmeriGas Partners, L.P. ("Partnership")
         P.O. Box 965
         Valley Forge, PA  19482

Item 2.  Identity and Background.

         Name: AmeriGas, Inc. ("AI"), a Pennsylvania corporation. AI is a wholly-owned subsidiary of UGI.

         Residence or business address:
         P.O. Box 965, Valley Forge, PA  19482

         Present principal business:

         AI is a holding company that operates a propane distribution business through subsidiaries. AI, indirectly through subsidiaries, is the majority owner of the Partnership, which conducts the nation's largest retail propane distribution business. The Partnership's sole general partner is a wholly-owned subsidiary of AI, AmeriGas Propane, Inc.

         During the last five years, AI has not been convicted in a criminal proceeding. During the last five years, AI has not been a party to a civil proceeding the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         The information required by Item 2 with respect to the directors and executive officers of AI is set forth in Annex 2A to this Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         In connection with the formation and initial public offering of the Partnership in 1995, certain direct and indirect wholly-owned subsidiaries of AI contributed assets to the Partnership's operating partnership subsidiary in exchange for limited partnership interests in such subsidiary and then exchanged such interests for Common Units and Subordinated Units of the Partnership. The effect of this transaction was to subdivide AI's preexisting 99% limited partnership interest in the Partnership into Common Units and Subordinated Units. The Subordinated Units also represented limited partnership interests in the Partnership. In accordance with the terms of the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), on May 18, 1999, 9,891,074 Subordinated Units held by AmeriGas Propane, Inc. and Petrolane Incorporated, AI's direct and indirect wholly-owned subsidiaries, converted into Common Units automatically, without any action on the part of the holders of the Subordinated Units, based on the achievement of certain historical and projected cash generation based requirements.

         The information required by Item 3 with respect to the directors and executive officers of AI is set forth in Annex 3A to this Schedule 13D.

                                                              PAGE 9 OF 32 PAGES

Item 4.  Purpose of Transaction.

         AI has been the beneficial owner of a majority ownership interest in AmeriGas Partners, L.P. since its formation. AmeriGas Propane, Inc., a wholly-owned subsidiary of AI, is the sole General Partner of the Partnership. The General Partner conducts, directs and manages the activities of the Partnership. Except for the conversion of its Subordinated Units to Common Units at the end of the Subordination Period pursuant to the Partnership Agreement, neither AI nor any director or executive officer of AI has at this time any plans or proposals with respect to the Partnership as described in Item 4(a)-(j) of Schedule 13D. The Common Units beneficially owned by the directors and executive officers of AI as set forth herein, were purchased for investment. Subject to availability, price and applicable laws and regulations, AI, its subsidiaries, and each director and executive officer of AI, may purchase or otherwise acquire additional Common Units or other securities of the Partnership or may sell or otherwise dispose of any or all of such securities now owned or hereafter acquired on such terms and at such prices as each of them may from time to time determine.

Item 5.  Interest in Securities of the Issuer.

         AI beneficially owns 14,283,932 Common Units, constituting approximately 44.5% of the outstanding class of Common Units.

         AI has sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of, the Common Units beneficially owned by it and described herein.

         On May 18, 1999, 9,891,074 Subordinated Units held by direct and indirect wholly-owned subsidiaries of AI converted into Common Units automatically, without any action on the part of the holders of such Units, in accordance with the terms of the Partnership Agreement. The conversion was based on the achievement of certain historical and projected cash generation based requirements.

         The information required by Item 5 with respect to the directors and executive officers of AI is set forth in Annex 3A to this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Partnership Agreement - Conversion of Subordinated Units

         In addition to AI's beneficial ownership of Common Units, AI continues to indirectly beneficially own 9,891,072 Subordinated Units. The Subordinated Units are eligible to convert to Common Units on the first day after the record date for the quarterly distribution to Common Unit holders for any quarter ending on or after March 31, 2000 in respect of which certain historical cash generation based requirements are met.

                                                             PAGE 10 OF 32 PAGES

Item 1.  Security and Issuer.
         Common Units representing limited partner interests ("Common Units") AmeriGas Partners, L.P. ("Partnership")
         P.O. Box 965
         Valley Forge, PA  19482

Item 2.  Identity and Background.

         Name: AmeriGas Propane, Inc. ("API"), a Pennsylvania corporation. API is an indirect, wholly-owned subsidiary of UGI and a direct wholly-owned subsidiary of AI.

         Residence or business address:
         P.O. Box 965, Valley Forge, PA  19482

         Present principal business:

         API is the sole general partner of the Partnership, which conducts the nation's largest retail propane distribution business. API conducts, directs and manages the activities of the Partnership. Together with its subsidiary Petrolane Incorporated, API is the majority owner of the Partnership.

         During the last five years, API has not been convicted in a criminal proceeding. During the last five years, API has not been a party to a civil proceeding the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         The information required by Item 2 with respect to the directors and executive officers of API is set forth in Annex 2B to this Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         In connection with the formation and initial public offering of the Partnership in 1995, API and Petrolane Incorporated, API's direct wholly-owned subsidiary, contributed assets to the Partnership's operating partnership subsidiary in exchange for limited partnership interests in such subsidiary and then exchanged such interests for Common Units and Subordinated Units of the Partnership. The effect of this transaction was to subdivide API's preexisting 99% limited partnership interest in the Partnership into Common Units and Subordinated Units. The Subordinated Units also represented limited partnership interests in the Partnership. In accordance with the terms of the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") on May 18, 1999, 9,891,074 Subordinated Units held by AmeriGas Propane, Inc. and Petrolane Incorporated converted into Common Units automatically, without any action on the part of the holders of the Subordinated Units, based on the achievement of certain historical and projected cash generation based requirements.

         The information required by Item 3 with respect to the directors and executive officers of API is set forth in Annex 3B to this Schedule 13D.

                                                             PAGE 11 OF 32 PAGES

Item 4.  Purpose of Transaction.

         API has been the beneficial owner of a majority ownership interest in AmeriGas Partners, L.P. since its formation. API conducts, directs and manages the activities of the Partnership. Except for the conversion of its Subordinated Units to Common Units at the end of the Subordination Period pursuant to the Partnership Agreement, neither API nor any director or executive officer of API has at this time any plans or proposals with respect to the Partnership as described in Item 4(a)-(j) of Schedule 13D. The Common Units beneficially owned by the directors and executive officers of API as set forth herein were purchased for investment. Subject to availability, price and applicable laws and regulations, API, its subsidiaries, and each director and executive officer of API, may purchase or otherwise acquire additional Common Units or other securities of the Partnership or may sell or otherwise dispose of any or all of such securities now owned or hereafter acquired on such terms and at such prices as each of them may from time to time determine.

Item 5.  Interest in Securities of the Issuer.

         API beneficially owns 14,283,932 Common Units, constituting approximately 44.5% of the outstanding class of Common Units.

         API has sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of, the Common Units beneficially owned by it and described herein.

         On May 18, 1999, 9,891,074 Subordinated Units held by API and its wholly-owned subsidiary Petrolane Incorporated converted into Common Units automatically, without any action on the part of the holders of such Units, in accordance with the terms of the Partnership Agreement. The conversion was based on the achievement of certain historical and projected cash generation based requirements.

         The information required by Item 5 with respect to the directors and executive officers of API is set forth in Annex 3B to this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Partnership Agreement - Conversion of Subordinated Units

         API is the beneficial owner of 9,891,072 Subordinated Units. The Subordinated Units are eligible to convert to Common Units on the first day after the record date for the quarterly distribution to Common Unit holders for any quarter ending on or after March 31, 2000 in respect of which certain historical cash generation based requirements are met.

                                                             PAGE 12 OF 32 PAGES

Item 1.  Security and Issuer.
         Common Units representing limited partner interests ("Common Units") AmeriGas Partners, L.P. ("Partnership")
         P.O. Box 965
         Valley Forge, PA  19482

Item 2.  Identity and Background.

         Name: Petrolane Incorporated ("Petrolane"), a Pennsylvania corporation. Petrolane is an indirect, wholly-owned subsidiary of UGI and AI and a direct wholly-owned subsidiary of API.

         Residence or business address:
         P.O. Box 965, Valley Forge, PA  19482

         Present principal business:

         Petrolane is a holding company.

         During the last five years, Petrolane has not been convicted in a criminal proceeding. During the last five years, Petrolane has not been a party to a civil proceeding the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         The information required by Item 2 with respect to the directors and executive officers of Petrolane is set forth in Annex 2C to this
         Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         In connection with the formation and initial public offering of the Partnership in 1995, Petrolane contributed assets to the Partnership's operating partnership subsidiary in exchange for limited partnership interests in such subsidiary and then exchanged such interests for Common Units and Subordinated Units of the Partnership. The Subordinated Units also represented limited partnership interests in the Partnership. In accordance with the terms of the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") on May 18, 1999, 6,432,000 Subordinated Units held by Petrolane converted into Common Units automatically, without any action on the part of Petrolane, based on the achievement of certain historical and projected cash generation based requirements.

         The information required by Item 3 with respect to the directors and executive officers of Petrolane is set forth in Annex 3C to this
         Schedule 13D.

                                                             PAGE 13 OF 32 PAGES

Item 4.  Purpose of Transaction.

         The Common Units beneficially owned by Petrolane and the directors and executive officers of Petrolane as set forth herein, are held for investment. Neither Petrolane nor any director or executive officer of Petrolane has at this time any plans or proposals with respect to the Partnership as described in Item 4(a)-(j) of Schedule 13D. Subject to availability, price and applicable laws and regulations, Petrolane and each director and executive officer of Petrolane, may purchase or otherwise acquire additional Common Units or other securities of the Partnership or may sell or otherwise dispose of any or all of such securities now owned or hereafter acquired on such terms and at such prices as each of them may from time to time determine.

Item 5.  Interest in Securities of the Issuer.

         Petrolane beneficially owns 7,839,911 Common Units, constituting approximately 24.4% of the outstanding class of Common Units.

         Petrolane has sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of, the Common Units beneficially owned by it and described herein.

         On May 18, 1999, 6,432,000 Subordinated Units held by Petrolane converted into Common Units automatically, without any action on the part of Petrolane, in accordance with the terms of the Partnership Agreement. The conversion was based on the achievement of certain historical and projected cash generation based requirements.

         The information required by Item 5 with respect to the directors and executive officers of Petrolane is set forth in Annex 3C to this
         Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

                                                             PAGE 14 OF 32 PAGES

Item 7.  Material to Be Filed as Exhibits.


         Exhibit
           No.                              Description
           ---                              -----------
            1              Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P. dated as of September 18, 1999, incorporated by reference to Exhibit 3.1 to AmeriGas
                           Partners, L.P. Annual Report on Form 10-K for the year ended September 30, 1995.

            2              Consent to joint filing pursuant to Rule 13d-1(k)(1).

                                                             PAGE 15 OF 32 PAGES

                                   SIGNATURES


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned each certify that the information set forth in this statement is true, complete and correct.


                                       UGI CORPORATION


Dated:  May 28, 1999                   By: /s/  Brendan P. Bovaird
                                           ------------------------------------
                                           Brendan P. Bovaird
                                           Vice President



                                       AMERIGAS, INC.



Dated:  May 28, 1999                   By: /s/  Brendan P. Bovaird
                                           ------------------------------------
                                           Brendan P. Bovaird
                                           Vice President



                                       AMERIGAS PROPANE, INC.



Dated:  May 28, 1999                   By: /s/  Brendan P. Bovaird
                                           ------------------------------------
                                           Brendan P. Bovaird
                                           Vice President



                                       PETROLANE INCORPORATED



Dated:  May 28, 1999                   By: /s/  Brendan P. Bovaird
                                           ------------------------------------
                                           Brendan P. Bovaird
                                           Vice President

                                                             PAGE 16 OF 32 PAGES

                                     ANNEX 2

          DIRECTORS AND EXECUTIVE OFFICERS OF UGI CORPORATION (1)(2)(3)


                                                                                        Present Principal
                                                                                        Occupation (with
Name and Position                           Residence or                                UGI, unless other-
    with UGI                                Business Address                            wise indicated (4))
    --------                                ----------------                            -------------------
Lon R. Greenberg                            UGI Corporation                             Chairman, President and
Chairman, President                         P. O. Box 858                               Chief Executive Officer
and Chief Executive Officer                 Valley Forge, PA  19482

Stephen D. Ban                              Gas Research Institute                      President and Chief
Director                                    8600 W. Bryn Mawr Avenue                    Executive Officer of
                                            Suite 1100 South                            Gas Research Institute
                                            Chicago, IL  60631                          (gas industry research
                                                                                        and development)

Thomas F. Donovan                           Mellon PSFS                                 Retired
Director                                    Mellon Bank Center
                                            8th Floor
                                            1735 Market Street
                                            Philadelphia, PA  19103

Richard C. Gozon                            Weyerhaeuser Co.                            Executive Vice President
Director                                    CH-5                                        of Weyerhaeuser Co.
                                            Tacoma, WA  98477                           (an integrated forest
                                                                                        products company)

James W. Stratton                           Stratton Management Co.                     President and Chief Executive
Director                                    Plymouth Meeting Executive                  Officer of Stratton
                                            Campus                                      Management Co.
                                            610 W. Germantown Pike                      (investment advisory and
                                            Suite 300                                   financial consulting firm)
                                            Plymouth Meeting, PA  19462

Marvin O. Schlanger                         Cherry Hill Chemical                        Principal in the firm of
Director                                    Investments, L.L.C.                         Cherry Hill Chemical
                                            15 Southwood Drive                          Investments, L.L.C.
                                            Cherry Hill, NJ  08003                      (management services and
                                                                                        capital for chemical and
                                                                                        allied industries)

David I. J. Wang                            7036 Verde Way                              Retired
Director                                    Naples, FL  33963

                                                             PAGE 17 OF 32 PAGES

                                ANNEX 2 (Cont'd.)

          DIRECTORS AND EXECUTIVE OFFICERS OF UGI CORPORATION (1)(2)(3)

                                                                                        Present Principal
                                                                                        Occupation (with
Name and Position                           Residence or                                UGI, unless other-
    with UGI                                Business Address                            wise indicated (4))
    --------                                ----------------                            -------------------
Brendan P. Bovaird                          UGI Corporation                             Vice President and
Vice President and                          P. O. Box 858                               General Counsel
General Counsel                             Valley Forge, PA  19482

Anthony J. Mendicino                        UGI Corporation                             Vice President - Finance
Vice President - Finance                    P. O. Box 858                               and Chief Financial
and Chief Financial                         Valley Forge, PA  19482                     Officer
Officer

Michael J. Cuzzolina                        UGI Corporation                             Vice President - Accounting
Vice President - Accounting                 P. O. Box 858                               and Financial Control
and Financial Control                       Valley Forge, PA  19482

Bradley C. Hall                             UGI Corporation                             Vice President - New
Vice President - New                        P. O. Box 858                               Business Development
Business Development                        Valley Forge, PA  19482

Robert J. Chaney                            UGI Utilities, Inc.                         President and Chief Executive
Executive Officer                           P. O. Box 12677                             Officer, UGI Utilities, Inc.
                                            Reading, PA  19612-2677                     (natural gas distribution and
                                                                                        electric utilities)

--------------------

(1) During the last five years, none of the named directors and executive officers of UGI has been convicted in a criminal proceeding.

(2) During the last five years, none of the named directors and executive officers of UGI has been a party to a civil proceeding, the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

(3)  Each director and executive officer of UGI is a U. S. citizen.

(4) UGI is a holding company that operates propane distribution, gas and electric utility and energy marketing businesses through subsidiaries. UGI is the majority owner of the Partnership, which conducts the nation's largest retail propane distribution business. The Partnership's sole general partner is a wholly-owned subsidiary of UGI, AmeriGas Propane, Inc. UGI's utility business is conducted through UGI Utilities, Inc., which owns and operates natural gas distribution and electric utilities in Pennsylvania. UGI Enterprises, Inc., another subsidiary, conducts a retail gas and electric marketing business and is engaged in two international joint ventures.

                                                             PAGE 18 OF 32 PAGES

                                    ANNEX 2A

          DIRECTORS AND EXECUTIVE OFFICERS OF AMERIGAS, INC. (1)(2)(3)

                                                                                        Present Principal
                                                                                        Occupation (with
Name and Position                           Residence or                                UGI, unless other-
    with UGI                                Business Address                            wise indicated (4))
    --------                                ----------------                            -------------------
Brendan P. Bovaird                          UGI Corporation                             Vice President and
Director and Vice President                 P. O. Box 858                               General Counsel
and General Counsel                         Valley Forge, PA  19482

Lon R. Greenberg                            UGI Corporation                             Chairman, President and
Director                                    P. O. Box 965                               Chief Executive Officer
                                            Valley Forge, PA  19482

Anthony J. Mendicino                        UGI Corporation                             Vice President - Finance
Director and President                      P. O. Box 858                               and Chief Financial Officer
                                            Valley Forge, PA  19482

R. Paul Grady                               AmeriGas                                    Vice President - Sales
Vice President                              P. O. Box 965                               and Operations of
                                            Valley Forge, PA  19482                     AmeriGas Propane, Inc.

William D. Katz                             AmeriGas                                    Vice President - Corporate
Vice President                              P. O. Box 965                               Development of AmeriGas
                                            Valley Forge, PA  19482                     Propane, Inc.

Martha B. Lindsay                           AmeriGas                                    Vice President - Finance
Vice President - Finance                    P. O. Box 965                               and Chief Financial Officer
and Chief Financial Officer                 Valley Forge, PA  19482                     of AmeriGas Propane, Inc.

--------------------

(1) During the last five years, none of the named directors and executive officers of AI has been convicted in a criminal proceeding.

(2) During the last five years, none of the named directors and executive officers of AI has been a party to a civil proceeding, the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

(3)  Each director and executive officer of AI is a U. S. citizen.

(4) UGI is a holding company that operates propane distribution, gas and electric utility and energy marketing businesses through subsidiaries. UGI is the majority owner of the Partnership, which conducts the nation's largest retail propane distribution business. The Partnership's sole general partner is a wholly-owned subsidiary of UGI, AmeriGas Propane, Inc. UGI's utility business is conducted through UGI Utilities, Inc., which owns and operates natural gas distribution and electric utilities in Pennsylvania. UGI Enterprises, Inc., another subsidiary, conducts a retail gas and electric marketing business and is engaged in two international joint ventures.

                                                             PAGE 19 OF 32 PAGES

                                    ANNEX 2B

      DIRECTORS AND EXECUTIVE OFFICERS OF AMERIGAS PROPANE, INC. (1)(2)(3)

                                                                                        Present Principal
                                                                                        Occupation (with
Name and Position                           Residence or                                UGI, unless other-
    with UGI                                Business Address                            wise indicated (4))
    --------                                ----------------                            -------------------
Lon R. Greenberg                            UGI Corporation                             Chairman, President and
Chairman, President                         P. O. Box 858                               Chief Executive Officer
and Chief Executive Officer                 Valley Forge, PA  19482

Thomas F. Donovan                           Mellon PSFS                                 Retired
Director                                    Mellon Bank Center
                                            8th Floor
                                            1735 Market Street
                                            Philadelphia, PA  19103

Richard C. Gozon                            Weyerhaeuser Co.                            Executive Vice President
Director                                    CH-5                                        of Weyerhaeuser Co.
                                            Tacoma, WA  98477                           (an integrated forest
                                                                                        products company)

James W. Stratton                           Stratton Management Co.                     President and Chief Executive
Director                                    Plymouth Meeting Executive                  Officer of Stratton
                                            Campus                                      Management Co.
                                            610 W. Germantown Pike                      (investment advisory and
                                            Suite 300                                   financial consulting firm)
                                            Plymouth Meeting, PA  19462

Stephen A. Van Dyck                         Maritrans Inc.                              Chairman and Chief
Director                                    1818 Market Street                          Executive Officer of
                                            Suite 3540                                  Maritrans Inc.
                                            Philadelphia, PA  19103                     (marine transporter
                                                                                        of petroleum)

Roger B. Vincent                            Springwell Corporation                      President of
Director                                    230 Park Avenue                             Springwell Corporation
                                            New York, NY  10169                         (corporate finance
                                                                                        advisory firm)

David I. J. Wang                            7036 Verde Way                              Retired
Director                                    Naples, FL  33963

                                                             PAGE 20 OF 32 PAGES

                               ANNEX 2B (Cont'd.)

      DIRECTORS AND EXECUTIVE OFFICERS OF AMERIGAS PROPANE, INC. (1)(2)(3)

                                                                                        Present Principal
                                                                                        Occupation (with
Name and Position                           Residence or                                UGI, unless other-
    with UGI                                Business Address                            wise indicated (4))
    --------                                ----------------                            -------------------
Brendan P. Bovaird                          UGI Corporation                             Vice President and
Vice President and                          P. O. Box 858                               General Counsel
General Counsel                             Valley Forge, PA  19482

Martha B. Lindsay                           AmeriGas Propane, Inc.                      Vice President - Finance
Vice President - Finance                    P. O. Box 965                               and Chief Financial
and Chief Financial                         Valley Forge, PA  19482                     Officer of AmeriGas
Officer                                                                                 Propane, Inc.

Eugene V. N. Bissell                        AmeriGas Propane, Inc.                      Vice President - Sales
Vice President - Sales                      P. O. Box 965                               and Operations of AmeriGas
and Operations                              Valley Forge, PA  19482                     Propane, Inc.

R. Paul Grady                               AmeriGas Propane, Inc.                      Vice President - Sales
Vice President - Sales                      P. O. Box 965                               and Operations of AmeriGas
and Operations                              Valley Forge, PA  19482                     Propane, Inc.

Richard R. Eynon                            AmeriGas Propane, Inc.                      Controller of AmeriGas
Controller                                  P. O. Box 965                               Propane, Inc.
                                            Valley Forge, PA  19482

William D. Katz                             AmeriGas Propane, Inc.                      Vice President - Corporate
Vice President - Corporate                  P. O. Box 965                               Development of AmeriGas
Development                                 Valley Forge, PA  19482                     Propane, Inc.

Robert H. Knauss                            AmeriGas Propane, Inc.                      Vice President - Law of
Vice President - Law                        P. O. Box 965                               AmeriGas Propane, Inc.
                                            Valley Forge, PA  19482

Gordon E. Regan, Jr.                        AmeriGas Propane, Inc.                      Vice President - Supply
Vice President - Supply                     P. O. Box 965                               and Transportation of
and Transportation                          Valley Forge, PA  19482                     AmeriGas Propane, Inc.

--------------------

(1) During the last five years, none of the named directors and executive officers of API has been convicted in a criminal proceeding.

(2) During the last five years, none of the named directors and executive officers of API has been a party to a civil proceeding, the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

(3)  Each director and executive officer of API is a U. S. citizen.

(4) UGI is a holding company that operates propane distribution, gas and electric utility and energy marketing businesses through subsidiaries. UGI is the majority owner of the Partnership, which conducts the nation's largest retail propane distribution business. The Partnership's sole general partner is a wholly-owned subsidiary of UGI, AmeriGas Propane, Inc. ("API"). UGI's utility business is conducted through UGI Utilities, Inc., which owns and operates natural gas distribution and electric utilities in Pennsylvania. UGI Enterprises, Inc., another subsidiary, conducts a retail gas and electric marketing business and is engaged in two international joint ventures. API is the majority owner of the Partnership and its sole general partner. API conducts, directs and manages the activities of the Partnership.

                                                             PAGE 22 OF 32 PAGES

                                    ANNEX 2C

      DIRECTORS AND EXECUTIVE OFFICERS OF PETROLANE INCORPORATED (1)(2)(3)

                                                                                        Present Principal
                                                                                        Occupation (with
Name and Position                           Residence or                                UGI, unless other-
    with UGI                                Business Address                            wise indicated (4))
    --------                                ----------------                            -------------------
Brendan P. Bovaird                          UGI Corporation                             Vice President and
Director and                                P. O. Box 858                               General Counsel
Vice President and                          Valley Forge, PA  19482
General Counsel

Martha B. Lindsay                           AmeriGas Propane, Inc.                      Vice President - Finance
Vice President - Finance                    P. O. Box 965                               and Chief Financial
and Chief Financial                         Valley Forge, PA  19482                     Officer of AmeriGas
Officer                                                                                 Propane, Inc.

Eugene V.N. Bissell                         AmeriGas Propane, Inc.                      Vice President - Sales and
Director and                                P. O. Box 965                               Operations of AmeriGas
President                                   Valley Forge, PA  19482                     Propane, Inc.

--------------------

(1) During the last five years, none of the named directors and executive officers of Petrolane has been convicted in a criminal proceeding.

(2) During the last five years, none of the named directors and executive officers of Petrolane has been a party to a civil proceeding, the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

(3)  Each director and executive officer of Petrolane is a U. S. citizen.

(4) UGI is a holding company that operates propane distribution, gas and electric utility and energy marketing businesses through subsidiaries. UGI is the majority owner of the Partnership, which conducts the nation's largest retail propane distribution business. The Partnership's sole general partner is a wholly-owned subsidiary of UGI, AmeriGas Propane, Inc. ("API"). UGI's utility business is conducted through UGI Utilities, Inc., which owns and operates natural gas distribution and electric utilities in Pennsylvania. UGI Enterprises, Inc., another subsidiary, conducts a retail gas and electric marketing business and is engaged in two international joint ventures. API is the majority owner of the Partnership and its sole general partner. API conducts, directs and manages the activities of the Partnership.

                                                             PAGE 23 OF 32 PAGES

                                     ANNEX 3

         The table below sets forth as of May 28, 1999 the beneficial ownership of Units by each director and executive officer of UGI. Each director and executive officer beneficially owns less than 1% of the outstanding Units. Unless otherwise indicated, each individual named in the table used personal funds to purchase the Units which he beneficially owns.

                                             Number of Units and                          Amount of Funds Used
   Name & Position                           Nature of Beneficial                        to Purchase Units and
with UGI Corporation                             Ownership (1)                               Source of Funds
--------------------                             -------------                               ---------------
Lon R. Greenberg                                  4,500   (2)                                  $103,500.00 (3)
Director;
Chairman, President
and Chief Executive
Officer

Stephen D. Ban                                    - 0 -                                              - 0 -
Director

Thomas F. Donovan                                 1,000                                        $21,375.00
Director

Richard C. Gozon                                  - 0 -                                             - 0 -
Director

Marvin O. Schlanger                                 300   (4)                                    $6,600.00
Director

James W. Stratton                                 1,000   (5)                                   $23,875.00
Director

David I. J. Wang                                 10,000                                       $208,281.00
Director

Brendan P. Bovaird                                  500   (6)                                   $11,393.75
Vice President, General
Counsel and Secretary

Anthony J. Mendicino                              5,000   (7)                                  $102,500.00
Vice President - Finance
and Chief Financial Officer

Michael J. Cuzzolina                              - 0 -                                              - 0 -
Vice President - Accounting
and Financial Control

Bradley C. Hall                                   - 0 -                                             - 0 -
Vice President -New
Business Development

Robert C. Chaney                                  - 0 -                                              - 0 -
Executive Officer

                                                             PAGE 24 OF 32 PAGES

------------------------------------------------
(1)  Sole voting and investment power unless otherwise specified.

(2) Mr. Greenberg's adult children own 3,000 Common Units; 1,500 Common Units are held by Mr. Greenberg as custodian for a dependent child.

(3) Funds held in custodian account for benefit of minor children.

(4)  Shared voting and investment power with his wife.

(5)  Shared voting and investment power with his wife.

(6)  Shared voting and investment power with his wife.

(7)  Shared voting and investment power with his wife.

     The following table describes all transactions in Units by executive officers and directors of UGI during the past 60 days (all transactions were purchases effected on the New York Stock Exchange):

           Name                       Date                Number of Units                Price Per Unit($)
           ----                       ----                ---------------                -----------------
     Brendan P. Bovaird              5/6/99                      100                             21.9375

     Anthony J. Mendicino            5/11/99                   2,000                                 20.50
                                     5/14/99                   3,000                                 20.50

                                                             PAGE 25 OF 32 PAGES

                                    ANNEX 3A

     The table below sets forth as of May 28, 1999 the beneficial ownership of Units by each director and executive officer of AmeriGas, Inc. Each director and executive officer beneficially owns less than 1% of the outstanding Units. Unless otherwise indicated, each individual named in the table used personal funds to purchase the Units which he or she beneficially owns.

                                             Number of Units and                   Amount of Funds Used
 Name & Position                            Nature of Beneficial                  to Purchase Units and
with AmeriGas, Inc.                             Ownership (1)                          Source of Funds
-------------------                             -------------                          ---------------
Lon R. Greenberg                                  4,500   (2)                           $103,500.00  (3)
Director

Brendan P. Bovaird                                  500   (4)                            $11,393.75
Director;
Vice President and General
Counsel

Anthony J. Mendicino                              5,000   (5)                           $102,500.00
Director and President

Martha B. Lindsay                                  600    (6)                            $14,325.00
Vice President - Finance                          5,288   (7)                                 - 0 -
and Chief Financial
Officer

William D. Katz                                   7,875   (7)                                 - 0 -
Vice President

R. Paul Grady                                     2,300                                  $48,875.00
Vice President                                   11,250   (7)                                 - 0 -


     The following table describes all transactions in Units by executive officers and directors of UGI during the past 60 days (except for incentive plan awards, all transactions were purchases effected on the New York Stock Exchange):

           Name                       Date                        Number of Units       Price Per Unit($)
           ----                       ----                        ---------------       -----------------
     Brendan P. Bovaird              5/6/99                              100                     21.9375

     Anthony J. Mendicino            5/11/99                           2,000                     20.50
                                     5/14/99                           3,000                     20.50

     Martha B. Lindsay               5/18/99                           5,288                      - 0 - (7)


     William D. Katz                 5/18/99                           7,875                      - 0 - (7)

     R. Paul Grady                   5/18/99                          11,250                      - 0 - (7)

-----------------------------------------
(1)  Sole voting and investment power unless otherwise specified.

                                                             PAGE 26 OF 32 PAGES

(2) Mr. Greenberg's adult children own 3,000 Common Units; 1,500 Common Units are held by Mr. Greenberg as custodian for a dependent child.

(3)  Funds held in custodian account for benefit of minor children.

(4)  Shared voting and investment power with his wife.

(5)  Shared voting and investment power with his wife.

(6) Ms. Lindsay owns 5,488 Common Units directly. In addition, Ms. Lindsay holds 400 Common Units as custodian for two dependent children.

(7) Award of Common Units in settlement of a grant under a long-term incentive plan.

                                                             PAGE 27 OF 32 PAGES

                                    ANNEX 3B

     The table below sets forth as of May 28, 1999 the beneficial ownership of Units by each director and executive officer of AmeriGas Propane, Inc. Each director and executive officer beneficially owns less than 1% of the outstanding Units. Unless otherwise indicated, each individual named in the table used personal funds to purchase the Units which he or she beneficially owns.

                                             Number of Units and                         Amount of Funds Used
Name & Position with                        Nature of Beneficial                        to Purchase Units and
AmeriGas Propane, Inc.                           Ownership (1)                               Source of Funds
----------------------                           -------------                               ---------------
Lon R. Greenberg                                  4,500   (2)                                  $103,500.00 (3)
Director; Chairman,
President and Chief
Executive Officer

Thomas F. Donovan                                1,000                                         $21,375.00
Director

Richard C. Gozon                                  - 0 -                                             - 0 -
Director

James W. Stratton                                1,000    (4)                                   $23,875.00
Director

Stephen A. Van Dyck                               1,000                                         $23,250.00
Director

Roger B. Vincent                                  1,000                                         $26,625.00
Director

David I. J. Wang                                 10,000                                       $208,281.00
Director

Brendan P. Bovaird                                  500   (5)                                   $11,393.75
Vice President and General
Counsel

Eugene V. N. Bissell                              1,500   (6)                                   $34,875.00
Vice President - Sales                           11,250   (7)                                        - 0 -
and Operations

R. Paul Grady                                     2,300                                         $48,875.00
Vice President - Sales                           11,250   (7)                                        - 0 -
and Operations

Martha B. Lindsay                                   600   (8)                                   $14,325.00
Vice President - Finance                          5,288   (7)                                        - 0 -
and Chief Financial
Officer

William D. Katz                                   7,875   (7)                                        - 0 -
Vice President - Corporate
Development

                                                             PAGE 28 OF 32 PAGES

                               ANNEX 3B (Cont'd.)

                                             Number of Units and                         Amount of Funds Used
Name & Position with                        Nature of Beneficial                        to Purchase Units and
AmeriGas Propane, Inc.                           Ownership (1)                               Source of Funds
----------------------                           -------------                               ---------------
Robert H. Knauss                                  7,875   (7)                                        - 0 -
Vice President - Human Resources
and Law, Associate General
Counsel and Secretary

Gordon E. Regan, Jr.                              7,875   (7)                                        - 0 -
Vice President - Purchasing
and Transportation

Richard R. Eynon                                  3,375   (7)                                        - 0 -
Controller and Chief
Accounting Officer


     The following table describes all transactions in Units by executive officers and directors of API during the past 60 days (Mr. Bovaird's transaction was a purchase effected on the New York Stock Exchange):

           Name                       Date                        Number of Units                Price Per Unit($)
           ----                       ----                        ---------------                -----------------
     Brendan P. Bovaird              5/6/99                              100                         21.9375

     Martha B. Lindsay               5/18/99                           5,288                          - 0 - (7)

     Eugene V. N. Bissell            5/18/99                          11,250                          - 0 - (7)

     William D. Katz                 5/18/99                           7,875                          - 0 - (7)

     R. Paul Grady                   5/18/99                          11,250                          - 0 - (7)

     Robert H. Knauss                5/18/99                           7,875                          - 0 - (7)

     Gordon E. Regan, Jr.            5/18/99                           7,875                          - 0 - (7)

     Richard R. Eynon                5/18/99                           3,375                          - 0 - (7)

------------------------------------------------
(1)  Sole voting and investment power unless otherwise specified.

(2) Mr. Greenberg's adult children own 3,000 Common Units; 1,500 Common Units are held by Mr. Greenberg as custodian for a dependent child.

(3)  Funds held in custodian account for benefit of minor children.

                                                             PAGE 29 OF 32 PAGES

(4)  Shared voting and investment power with his wife.

(5)  Shared voting and investment power with his wife.

(6)  Shared voting and investment power with his wife.

(7) Award of Common Units in settlement of a grant under a long-term incentive plan.

(8) Ms. Lindsay owns 5,488 Common Units directly. In addition, Ms. Lindsay holds 400 Common Units as custodian for two dependent children.

                                                             PAGE 30 OF 32 PAGES

                                    ANNEX 3C

     The table below sets forth as of May 28, 1999 the beneficial ownership of Units by each director and executive officer of Petrolane Incorporated. Each director and executive officer beneficially owns less than 1% of the outstanding Units. Unless otherwise indicated, each individual named in the table used personal funds to purchase the Units which he or she beneficially owns.


                                            Number of Units and                    Amount of Funds Used
Name & Position with                        Nature of Beneficial                  to Purchase Units and
Petrolane Incorporated                          Ownership (1)                         Source of Funds
----------------------                          -------------                         ---------------
Eugene V. N. Bissell                              1,500   (2)                            $34,875.00
Director and President                           11,250   (3)                                 - 0 -

Brendan P. Bovaird                                  500   (4)                            $11,393.75
Director;
Vice President and General
Counsel

Martha B. Lindsay                                  600    (5)                            $14,325.00
Director;                                         5,288   (3)                                 - 0 -
Vice President - Finance


     The following table describes all transactions in Units by executive officers and directors of Petrolane during the past 60 days (Mr. Bovaird's transaction was a purchase effected on the New York Stock Exchange):

           Name                       Date                        Number of Units          Price Per Unit($)
           ----                       ----                        ---------------          -----------------
     Brendan P. Bovaird              5/6/99                              100                     21.9375

     Martha B. Lindsay               5/18/99                           5,288                      - 0 - (3)

     Eugene V. N. Bissell            5/18/99                          11,250                      - 0 - (3)

-----------------------------------------
(1)  Sole voting and investment power unless otherwise specified.

(2)  Shared voting and investment power with his wife.

(3) Award of Common Units in settlement of a grant under a long-term incentive plan.

(4)  Shared voting and investment power with his wife.

                                                             PAGE 31 OF 32 PAGES


(5) Ms. Lindsay owns 5,488 Common Units directly. In addition, Ms. Lindsay holds 400 Common Units as custodian for two dependent children.